United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

November 2021

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes  ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-__ .)

LISTED COMPANY

CORPORATE TAX CODE (CNPJ) No. 33.592.510/0001-54

BOARD OF TRADE REGISTRATION (NIRE) No. 33.300.019.766

EXTRACT OF THE MINUTES OF THE ORDINARY

BOARD OF DIRECTORS MEETING OF VALE S.A.

The Board of Directors (“Board”) met, ordinarily, on November 25, 2021, from 9am to 6pm, at Praia de Botafogo, 186, room 1901, City and State of Rio de Janeiro, being present Messrs. José Luciano Duarte Penido (“JP”) – President (“PCA”), Fernando Jorge Buso Gomes – Vice President (“FB”), Eduardo de Oliveira Rodrigues Filho (“EO”), Ken Yasuhara (“KY”), Manuel Lino Silva de Sousa Oliveira (“OO”) (by videoconference), Marcelo Gasparino da Silva (“MG”), Mauro Gentile Rodrigues da Cunha (“MRC”), Murilo Cesar Lemos dos Santos Passos (“MP”), Rachel de Oliveira Maia (“RM”), Roberto da Cunha Castello Branco (“RCB”), Roger Allan Downey “(AD”), and in exercise of the entitlement, Andre Viana Madeira (“AM”). Mr. Luiz Gustavo Gouvêa was present as General Governance Secretary of Vale S.A. (“Vale”). Thus, the Board deliberated the following matters: ““REVISION OF INFORMATION DISCLOSURE AND SECURITIES TRADING POLICY – The Board approved, with favourable reports of the CFin and the CPRG, the review of the Information Disclosure and Securities Trading Policy (POL-0030-G), in the terms of the submitted draft, which incorporate the comments of CFin and CPRG (…)”; and, “AKNOWLEDGING OF DIRECTOR'S RESIGNATION AND EVALUATE THE NOMINATION OF SUBSTITUTE MEMBER UNTIL THE NEXT GM (EXTRAPAUTA) – The Board has taken note about the resignation letter, sent on 11/22/2021, by Mr. José Maurício Pereira Coelho to his position of Vale's Board Member and discussed the alternatives for filling the vacant position, that is, make use of the statutory prerogative of appointing the substitute member to serve until the first General Meeting to be held or immediately call a General Meeting to proceed with the election of the entire Board of Directors, except for the member elected in a separate vote by the group of Vale employees. The Board approved, by majority, after recording the abstention of MRC, that the Board may use the statutory prerogative of appointing the substitute member for filling out the vacant position. The Board member MRC opined for the legitimacy of the nomination by the shareholder Previ, but that precisely because this was the origin of the nomination, it should be deliberated by an EGM, and not by an act of the Board. Immediately thereafter, the Board unanimously approved, after recording the abstention of MRC for the same reasons, the appointment of Mr. Daniel André Stieler, Brazilian, married, banker, bearer of the SESPDS ID card No. 2946719, registered with the CPF under No. 391.145.110 -53, with business address at Praia de Botafogo 501, 4th floor, in the City and State of Rio de Janeiro, as a member of the Board of Directors. The Board member appointed herein, who will meet the term of office until the next General Meeting of Shareholders to be held, declared that he is totally free, under the terms of the applicable legislation, for the exercise of his functions”. I hereby attest that the items above reflect the decisions taken by the Board of Directors.

Rio de Janeiro, November 25th, 2021.

Luiz Gustavo Gouvêa

Secretary

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Ivan Fadel
Date: November 26, 2021		Head of Investor Relations